Calvert Street Capital Corporation
111 South Calvert Street, Suite 1800
Baltimore, Maryland 21202

November 18, 2008

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

Attention: Mr. Vincent J. Di Stefano, Esq., Senior Counsel

100 F Street, N.E.

Washington, D.C. 20549

Re:	Calvert Street Capital Corporation - Form RW - Application for Withdrawal of Registration Statement No. 333-147554

Ladies and Gentlemen:

Calvert Street Capital Corporation, a Delaware corporation (the “Registrant”), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its Registration Statement on Form N-2 (Registration No. 333-147554), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on November 21, 2007, and was amended on January 25, 2008.

The Registrant is requesting that the Commission withdraw the Registration Statement because the Registrant has decided not to continue with the initial public offering of shares of its common stock at this time due to current market conditions.  The Registration Statement was not declared effective by the Commission and none of the Registrant’s securities were sold pursuant to the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. The Registrant also requests that all fees paid to Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use, in accordance with, and subject to the conditions of, Rule 457(p) of the Securities Act.

If you have questions regarding the foregoing application for withdrawal, please call Harry S. Pangas at Sutherland Asbill & Brennan LLP, outside counsel to the Registrant, at (202) 383-0805.

Sincerely,

Calvert Street Capital Corporation

By:	/s/ Andrew L. John
Name:	Andrew L. John
Title:	President and Chief Executive Officer